September 8, 2026 CHAPTER-3 Topline Data This presentation includes data for an investigational product not yet approved by regulatory authorities. Exhibit 99.1

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Key Information--D. Risk Factors" in our Annual Report on Form 20-F and other periodic filings with the Securities and Exchange Commission. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. This presentation includes data for an investigational product not yet approved by regulatory authorities. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company’s own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. This presentation includes data for an investigational product not yet approved by regulatory authorities.

Marc A. Riedl, M.D., M.S., Professor of Medicine, Clinical Director of the U.S. Hereditary Angioedema Association (HAEA) Angioedema Center at the University of California San Diego (UCSD); principal investigator in the CHAPTER-3 study CHAPTER-3 topline presenters Berndt Modig, Chief Executive Officer, Pharvaris Peng Lu, M.D. Ph.D., President, Pharvaris

Strong momentum across ODT and LTP with key milestones ahead Positive RAPIDe-1 Phase 2 Data Positive RAPIDe-3 Phase 3 Data U.S. NDA and EU MAA Accepted FDA PDUFA goal April 23, 2027 U.S. ODT Launch Positive CHAPTER-1 Phase 2 Data Positive CHAPTER-3 Phase 3 Data CREAATE Phase 3 Part 1 Data: 1Q2027 U.S. NDA Submission: 1H2027 U.S. LTP Launch On-Demand Treatment Deucrictibant IR (20 mg) Long-Term Prophylaxis Deucrictibant XR (40 mg/day) Note: Anticipated events listed, regulatory approval is not guaranteed, Abbreviations: IR: immediate-release. LTP: long-term prophylaxis. MAA: Marketing Authorization Application. NDA: New Drug Application. ODT: on-demand treatment. PDUFA: Prescription Drug User Fee Act. XR: extended-release. This presentation includes data for an investigational product not yet approved by regulatory authorities.

CHAPTER-3 study design

First pivotal trial in prophylaxis to include all types of HAE

CHAPTER-3


Screening Period
(includes run-in period)
2:1
Randomization
R
n = 85
Deucrictibant XR
40 mg, once daily
n=55
Treatment Period: 24 Weeks
Placebo
n=30
Open-Label Extension
or End-of-Study Visit

Key Inclusion Criteria

- Participants aged 12 years and above
- HAE Type 1/2 and HAE-nC1INH (Type 3)
- At least two investigator-confirmed attacks during run-in period

Primary Endpoint

- Time-normalized (per four weeks) number of investigator-confirmed HAE attacks during the 24-week treatment period

Key Secondary Endpoints

- HAE attacks treated with on-demand medication
- Moderate or severe HAE attacks
- Proportion of participants achieving ≥50%, 70% and 90% reduction in HAE attack rate
- Proportion of attack-free participants during treatment period
- Change from baseline in angioedema quality of life (AE-QoL)

Abbreviations: HAE: hereditary angioedema. HAE-nC1INH: HAE with normal C1 inhibitor. n: number of participants. R: randomization. XR: extended-release.

PHARVARIS
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©2026
This presentation includes data for an investigational product not yet approved by regulatory authorities.

Baseline demographics and disease characteristics Placebo N = 30 Deucrictibant XR N = 55 Age – mean, median (IQR) 39.3, 43.0 (23.0-50.0) 38.6, 40.0 (29.0-47.0) ≥12–<18 years 4 (13.3%) 4 (7.3%) Sex – n (%): Female 22 (73.3%) 34 (61.8%) Race – n (%) White 24 (80.0%) 35 (63.6%) Asian 3 (10.0%) 13 (23.6%) Black or African American 1 (3.3%) 1 (1.8%) HAE Type – n (%) Type 1 or Type 2 28 (93.3%) 52 (94.5%) nC1INH (Type 3) 2 (6.7%) 3 (5.5%) Baseline HAE Attack Rate Mean (SD) 3.47 (1.81) 3.76 (2.04) This presentation includes data for an investigational product not yet approved by regulatory authorities. Notes: % = n/N*100% Abbreviations: BMI: body mass index (kg/m2). HAE: hereditary angioedema. IQR: interquartile range. N, n: number of participants. nC1INH: HAE with normal C1 inhibitor. SD: standard deviation. XR: extended-release.

Deucrictibant XR reduced attack rate versus placebo Primary endpoint 83% reduction (95% CI: 72-90%) p<0.0001 87% reduction in HAE Type 1/2 subgroup (n=80)* This presentation includes data for an investigational product not yet approved by regulatory authorities. *Additional analysis of HAE Type 1/2, not adjusted for multiplicity. Notes: HAE Attacks / Month = time-normalized (per 4 weeks) number of investigator-confirmed HAE attacks during the 24-week treatment period. Results based on a Poisson regression model adjusted for treatment group, baseline attack rate, and age group. Abbreviations: CI: confidence interval. HAE: hereditary angioedema. N, n: number of participants. XR: extended-release.

This presentation includes data for an investigational product not yet approved by regulatory authorities. Notes: Results are descriptive and based on observed data. Points represent mean percentage change from baseline in attack rate; error bars indicate standard errors. Abbreviations: DEU XR: deucrictibant extended-release. n: number of participants. SE: standard error. XR: extended-release Attack reduction achieved within one week and sustained throughout the study

Robust reductions in attack rate from baseline with deucrictibant XR All other secondary efficacy endpoints were achieved with statistically significant results This presentation includes data for an investigational product not yet approved by regulatory authorities. Notes: Attack rate = time-normalized (per 4 weeks) number of investigator-confirmed HAE attacks during the 24-week Treatment Period. Abbreviations: XR: extended-release.

Meaningful quality of life improvement with deucrictibant XR Change from baseline in AE-QoL total score Placebo Deucrictibant XR 40 mg Baseline Mean 51.74 51.33 Change from Baseline at Week 24 (LS Mean) -8.70 -32.23 Difference vs Placebo (95% CI) -23.53 (-32.15, -14.92) p <0.0001 This presentation includes data for an investigational product not yet approved by regulatory authorities. Notes: N and N’: participants with ≥ non-missing score among the four domain scores and the total score, at baseline and Week 24, respectively. Abbreviations: AE-QoL: Angioedema Quality of Life. CI: confidence interval. LS: least squares. XR: extended-release.

Deucrictibant XR treatment was well tolerated

Treatment-Emergent Adverse Events (TEAEs) – n (%)	Placebo (N=30)	Deucrictibant XR (N=55)
Any TEAEs	17 (56.7)	42 (76.4)
Maximum Grade 1	6 (20.0)	15 (27.3)
Maximum Grade 2	11 (36.7)	23 (41.8)
Maximum Grade 3	0	3 (5.5)
Maximum Grade 4	0	1 (1.8)
Maximum Grade 5	0	0
Study drug related TEAEs	3 (10.0)	11 (20.0)
Treatment-emergent serious adverse events (SAEs)	0	1 (1.8)
Study drug related SAEs	0	0
TEAEs leading to study drug discontinuation	1 (3.3)	1 (1.8)

Notes: Data based on Safety Analysis Set, which includes all enrolled participants who received any dose of study drug. TEAEs are defined as adverse events that start after the first administration of study drug, or medical conditions that are present prior to the first administration of study drug but worsen following the first administration of study drug. TEAE grade based on CTCAE (common terminology criteria for adverse events). "Related to study drug" is based on investigator's assessment as indicated on the CRF. % = n/N*100%. Abbreviations: CRF: case report form; N: number of participants. n: number of participants with event. SAE: serious adverse event. TEAE: treatment-emergent adverse event. XR: extended-release.

PHARVARiS
©2026
This presentation includes data for an investigational product not yet approved by regulatory authorities.
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Deucrictibant XR demonstrated meaningful attack rate reduction vs placebo with a well-tolerated safety profile This presentation includes data for an investigational product not yet approved by regulatory authorities. All secondary efficacy endpoints met with statistical significance Early-onset protection within one week, sustained throughout the study Well-tolerated, with no treatment-related serious adverse events reported Primary endpoint met with 83% reduction versus placebo (p<0.0001) across all HAE types and with 87% reduction in HAE Type 1/2 Early protection Sustained prevention Oral convenience Abbreviations: HAE: hereditary angioedema. XR: extended-release.

Aspire to become a bradykinin-mediated angioedema market leader ODT 1 Leverage B2R Platform ODT Market Leadership Deliver effective control of attacks with reduced treatment burden Expand across AE-BK and other bradykinin-mediated diseases to build a differentiated franchise One molecule. Multiple opportunities. A path to leadership in HAE and beyond, through innovation in B2R biology. Preferred LTP Option Deliver injectable-like efficacy with the convenience of an oral therapy LTP 2 Beyond HAE 3 Note: Statements and objectives are aspirational. Abbreviations: AE-BK: bradykinin-mediated angioedema. B2R: bradykinin B2 receptor. HAE: hereditary angioedema. LTP: long-term prophylaxis. ODT: on-demand treatment.

Near-term value drivers


MOLECULE
INDICATION
PRE-IND
PHASE 1
PHASE 2
PHASE 3
REGISTRATIONAL
NEXT MILESTONE
deucrictibant
HAE On-Demand
RAPIDe-1
RAPIDe-3
LTE
RAPIDe-2
PDUFA: April 23, 2027
HAE Prophylaxis
CHAPTER-1
CHAPTER-3
OLE
CHAPTER-1
CHAPTER-4
NDA Submission: 1H2027
AAE-C1INH
CREAATE STUDY
Part 1 Topline Data: 1Q2027

Note: Dates are anticipated. Abbreviations: AAE-C1INH: acquired angioedema due to C1 inhibitor deficiency. HAE: hereditary angioedema. LTE: long-term extension. OLE: open-label extension. NDA: New Drug Application. PDUFA: Prescription Drug User Fee Act target date. Source: RAPIDe-1 (NCT04618211). RAPIDe-2 (NCT05396105). RAPIDe-3 (NCT06343779). CHAPTER-1 (NCT05047185). CHAPTER-3 (NCT06669754). CHAPTER-4 (NCT06679881). CREAATE (NCT07266805).

PHARVARIS
©2026
This presentation includes data for an investigational product not yet approved by regulatory authorities.
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